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                               May 8, 2024

       Christopher Fenimore
       Chief Financial Officer
       Regeneron Pharmaceuticals, Inc.
       777 Old Saw Mill River Road
       Tarrytown, New York 10591-6707

                                                        Re: Regeneron
Pharmaceuticals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 5,
2024
                                                            File No. 000-19034

       Dear Christopher Fenimore:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Item 1. Business
       Products, page 3

   1. Please address the following as it relates to your presentation of net product sales of
                                                        Regeneron-discovered
products on page 5:

                                                              Explain the
purpose of this disclosure and its usefulness to investors.
                                                              Disclose more
prominently that not all of the net product sales presented on page 5 are recognized as
revenue in your Statements of Operations.
                                                              For those net
product sales recorded by a collaboration partner and for which you record your share
of profits in connection with the collaboration, quantify the amounts recorded
and specify where such amounts are recorded on your Statements of Operations
(i.e., collaboration revenue).
                                                              Provide
cross-references to your revenue disclosure for each collaboration in MD&A.
 Christopher Fenimore
FirstName
Regeneron LastNameChristopher
           Pharmaceuticals, Inc. Fenimore
Comapany
May  8, 2024NameRegeneron Pharmaceuticals, Inc.
May 8,
Page 2 2024 Page 2
FirstName LastName
Notes to the Consolidated Financial Statements
3. Collaboration, License and Other Agreements
a. Sanofi, page F-17

2. We note your disclosure on page 89 that under your collaboration agreements with Bayer and Sanofi, you have contingent contractual obligations to reimburse Bayer and Sanofi for a defined percentage of agreed-upon development expenses funded by Bayer and Sanofi
         (i.e., "development balance") if the applicable collaboration is profitable. You also disclose that these reimbursements are deducted each quarter, in accordance with a formula, from your share of the collaboration profits otherwise payable to you. Please address the following specifically as it relates to your contingent reimbursement obligation under the Sanofi Antibody License and Collaboration Agreement ("LCA"):

                Describe and quantify the contractual terms governing your contingent reimbursement obligation under the LCA and the methods and key assumptions used to determine the associated $2.33 billion contingent obligation as of December 31,
              2023.
                Clarify why the $2.33 billion contingent repayment obligation does not appear to be recorded as a liability on your balance sheet. In particular, explain your basis for deeming the obligation to be contingent given the likelihood of continued profits under the Antibody LCA.
                Clarify your basis for reporting certain reimbursements of Sanofi development expenses as R&D expense, while reporting other such reimbursements as a reduction of collaboration profits. For example, if true, confirm that the $83.7 million in R&D expenses classified as "Regeneron's obligation for its share of Sanofi R&D expenses, net of reimbursement of R&D expenses" on page F-17 represents your share of current period R&D expenses incurred by Sanofi based on the original expense sharing percentage in the LCA, while the $459.8 million reported on page 80 as
              "Reimbursement of development expenses incurred by Sanofi in accordance with
              Regeneron's payment obligation" represents reimbursements of amounts due under your contingent repayment obligation which relates to cumulative development costs.
                Clarify your disclosure on page F-17 that a portion of the value associated with the increase in reimbursement percentage (from 10% to 20%) was deemed to be contingent consideration attributable to your acquisition of the Libtayo (cemiplimab)
              rights under the IO LCA, which will be recorded as an increase to the Libtayo intangible asset over time as you repay such development costs to Sanofi. Cite the relevant accounting guidance supporting this accounting treatment.
                Revise your disclosure accordingly.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Christopher Fenimore
Regeneron Pharmaceuticals, Inc.
May 8, 2024
Page 3

       Please contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426
with any questions.



FirstName LastNameChristopher Fenimore                 Sincerely,
Comapany NameRegeneron Pharmaceuticals, Inc.
                                                       Division of Corporation
Finance
May 8, 2024 Page 3                                     Office of Life Sciences
FirstName LastName